SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Directorate Change




FOR IMMEDIATE RELEASE



Thursday 22 May 2003



PRUDENTIAL BOARD CHANGE



Prudential plc announced today that Mark Tucker, Chief Executive of Prudential Corporation Asia ("PCA") and an Executive Director of Prudential plc, has informed the company that he will be resigning with effect from 30 June 2003.

After 18 years with Prudential, the last nine of which were spent successfully building the business in Asia, Mark Tucker is now seeking further challenges. It is therefore with sincere regret on the part of both Prudential and Mark, that he has decided to develop his career outside the organisation.

"Under Mark's leadership, Prudential Corporation Asia has become the leading European life insurer and one of the top two international life insurance groups in Asia. In 1993 Prudential was present only in Singapore, Hong Kong and Malaysia. Since then, PCA has grown significantly and now has an extremely strong regional presence with 23 life and fund management operations in 12 countries. Mark leaves behind a very well-run business with a strong, highly qualified and experienced management team, whose capabilities were very much reflected in PCA's record high 2003 first quarter life new business premiums," said Jonathan Bloomer, Prudential Group Chief Executive. "PCA's business performance is very strong due to its clear customer focus and its leadership in product innovation. I am confident that it is well positioned for the future and has the management team which will deliver growth and take the business forward."

"I have felt a wonderful sense of passion and pride working for Prudential in Asia over the last nine years," said Mr Tucker. "I treasure, beyond words, the relationships I have enjoyed with people across the region; the opportunity to work with them has been a pleasure and a privilege. I know that they will continue, as they have always done, to commit themselves wholeheartedly to the success of this great business. I wish the Prudential every success in the future."

                                    - ENDS -

Notes to Editors


 1. Prudential will conduct an internal and external search for Mark Tucker's successor. Meanwhile, the team of seven managing directors, co-ordinated by the Managing Director, Finance, will continue to drive forward the business, reporting directly to Jonathan Bloomer.

2. PCA has 23 life and fund management operations in 12 countries: China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand, and Vietnam, with top five market positions in eight Asian life insurance markets, two mutual fund markets and Hong Kong's Mandatory Provident Fund market.

 3. PCA's significant growth rates over the last 10 years are illustrated below.


                                             1992               2002            Increase
Annualised Premium Equivalent                GBP42m             GBP513m         12 times
Life Gross Revenue Premium                   GBP151m            GBP1,896m       13 times
Assets under management                      GBP600m            GBP15.1bn       25 times

                                             1998               2002            CAGR

New Business Achieved Profits                GBP56m             GBP307m         53%





Enquiries to:
Media                                   Investors/Analysts

Geraldine Davies     020 7548 3911      Rebecca Burrows         020 7548 3537
Clare Staley         020 7548 3719      Laura Presland          020 7548 3511
Ben Forsyth          020 7548 3500


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 May 2003
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton
                                              Group Head of Media Relations